Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR

THE THREE MONTHS JUNE 30, 2023

Gurugram, India and New York October 16, 2023— Yatra Online, Inc. (NASDAQ: YTRA) (the “Company”), India’s leading corporate travel services provider and one of India’s leading online travel companies, today announced its unaudited financial and operating results for the three months and year ended June 30, 2023.

“We started Fiscal Year 2024, on a strong footing on the Air front with the highest number of Air Passengers booked since pre-COVID in December 2019, up 41.5% YoY far outpacing domestic air passenger industry growth of 14.8% YoY. Our revenue for the quarter ended June 30, 2023, was reported at INR 1,105.8 million (USD 13.5 million) up 23% YoY. Adjusted Margin from Air Ticketing of USD 14.1 million was up 46% YoY. Sequentially as well, we grew at 2x the industry rate in domestic air clearly demonstrating our ability to gain market share and the strength of the YATRA brand. Adjusted EBITDA for the quarter reached INR 115.4 million (USD 1.4 million), marginally lower vs. the June 2022 quarter at INR 123.5 million (USD 1.5 million).

International travel has also shown a steady improvement during the quarter ended June 30, 2023, reaching approximately 90% of pre-COVID levels. As we move forward, we remain optimistic and committed to leveraging these positive trends to drive further growth and success.

We further fortified our leadership in the Corporate travel sector by signing 19 new corporate customer accounts in the June quarter in our Corporate business with an annual billing potential of INR 1,510 million (~USD 18.2 million) underlining the capabilities and leadership of our Corporate Travel SaaS platform.

Yatra Online Limited, our Indian subsidiary, was successfully listed on the National Stock Exchange of India Limited and on the Bombay Stock Exchange on September 28, 2023 consummating the IPO of INR 7,750 million. The proceeds from this milestone will predominantly fuel our strategic growth, technology advancements, and customer-centric initiatives.

Furthermore, we also benefited from an additional inflow of approximately USD 21 million through the sale of shares in this IPO of this amount held by its wholly owned subsidiary THCL, which flowed through to the parent entity Yatra Online, Inc. This capital not only enabled us to repay the MAK debt but has also provided us with the flexibility to potentially allocate a part of the residual funds for future YTRA share buybacks. Additionally, we believe the IPO will also be beneficial to the consolidated company on several fronts as it provides a liquid stock that can be used for M&A in India. In addition, the transaction expands the shareholder base of the consolidated company by adding retail and institutional investors in India already familiar with Yatra’s business and brand while increasing its visibility through a larger pool of equity analysts.

In conclusion, as we navigate the evolving landscape, our commitment remains unwavering—to leverage growth opportunities and ensure Yatra’s continued ascent” - Dhruv Shringi, Co-founder and CEO.

Financial and operating highlights for the three months ended June 30, 2023:

●	Revenue of INR 1,105.8 million (USD 13.5 million), representing an increase of 23.0% year-over-year basis (“YoY”).
●	Adjusted Margin (1) from Air Ticketing of INR 1,159.0 million (USD 14.1 million), representing an increase of 45.8% YoY.
●	Adjusted Margin (1) from Hotels and Packages of INR 307.6 million (USD 3.7 million), representing an increase of 1.6% YoY.
●	Total Gross Bookings (Air Ticketing, Hotels and Packages and Other Services)(3) of INR 19,834.4 million (USD 241.7 million), representing an increase of 11.0% YoY.

●	Loss for the period was INR 23.9 million (USD 0.3 million) versus a loss of INR 7.0 million (USD 0.1 million) for the three months ended June 30, 2022, reflecting an increase in loss by INR 17.0 million (USD 0.2 million) YoY.
●	Result from operations were a profit of INR 52.7 million (USD 0.6 million) versus a profit of INR 32.9 million (USD 0.4 million) for the three months ended June 30, 2022, reflecting an improvement of 60.2% YoY.
●	Adjusted EBITDA(2) Profit was INR 115.4 million (USD 1.4 million) reflecting a decrease of 6.6% YOY.

	Three months ended June 30,
	2022	2023	2023	YoY Change
	Unaudited	Unaudited	Unaudited
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	899,046	1,105,817	13,476	23.0%
Results from operations	32,911	52,721	642	60.2%
Loss for the period	(6,965)	(23,944)	(292)	(249.5)%
Financial Summary as per non-IFRS measures
Adjusted Margin (1)(2)
Adjusted Margin - Air Ticketing	794,879	1,159,032	14,124	45.8%
Adjusted Margin - Hotels and Packages	302,651	307,621	3,749	1.6%
Adjusted Margin - Other Services	51,436	32,728	399	(36.4)%
Others (Including Other Income)	104,766	153,988	1,877	47.0%
Adjusted EBITDA (2)	123,545	115,405	1,406	(6.6)%
Operating Metrics
Gross Bookings (3)	17,867,216	19,834,376	241,706	11.0%
Air Ticketing	14,837,538	16,923,959	206,239	14.1%
Hotels and Packages	2,204,311	2,404,142	29,297	9.1%
Other Services (6)	825,367	506,275	6,170	(38.7)%
Adjusted Margin %*(4)
Air Ticketing	5.4%	6.8%
Hotels and Packages	13.7%	12.8%
Other Services	6.2%	6.5%
Quantitative details (5)
Air Passengers Booked	1,290	1,825		41.5%
Stand-alone Hotel Room Nights Booked	585	491		(16.1)%
Packages Passengers Travelled	5	6		20.0%

Note:

(1)	As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Margin, which is a non-IFRS measure.
(2)	See the section below titled “Certain Non-IFRS Measures.”
(3)	Gross Bookings represent the total amount paid by our customers for travel services, freight services and products booked through us, including taxes, fees and other charges, and are net of cancellation and refunds.
(4)	Adjusted Margin % is defined as Adjusted Margin as a percentage of Gross Bookings.
(5)	Quantitative details are considered on a gross basis.
(6)	Other Services primarily consists of freight business, bus, rail and cab and others services.

As of June 30, 2023, 63,795,829 ordinary shares (on an as-converted basis), par value $0.0001 per share, of the Company (the “Ordinary Shares”) were issued and outstanding.

Convenience Translation

The interim unaudited condensed consolidated financial statements are stated in INR. However, solely for the convenience of readers, the unaudited interim condensed consolidated statement of profit or loss and other comprehensive loss for the three months ended June 30, 2023, the unaudited interim condensed consolidated statement of financial position as of June 30, 2023, the unaudited interim condensed consolidated statement of cash flows for the three months ended June 30, 2023 and discussion of the results of the three months ended June 30, 2023 compared with three months ended June 30, 2022, were converted into U.S. dollars at the exchange rate of 82.06 INR per USD, which is based on the noon buying rate as at June 30, 2023, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

Recent developments

1.	Yatra Online Limited, our Indian subsidiary, or “Yatra India,” successfully completed its initial public offer (“IPO”) of 54,577,465 Equity Shares for cash at a price of ₹ 142 per Equity Share (including a premium of ₹141 per Equity Share) aggregating to ₹ 7,750.00 million. The offer and sale comprised of a Fresh Issue by Yatra India of 42,394,366 Equity Shares aggregating to ₹ 6,020.00 million and an Offer for Sale of 12,183,099 Equity Shares aggregating to ₹1,730.00 million by the Selling Shareholders (i.e. THCL Travel Holding Cyprus Limited and Pandara Trust – Scheme I represented by its trustee Vistra ITCL (India) Limited). The IPO consummated with Yatra India’s listing on September 28, 2023 on the National Stock Exchange of India Limited (“NSE”) and BSE Limited (“BSE”).

2.	On September 28, 2023, the Company prepaid in full outstanding principal amount along with the accrued interest totaling approximately US$ 9.45 million under the promissory note issued pursuant to the Note Purchase Agreement dated October 5, 2022, as amended, by and between the Company and MAK Capital Fund, LP, (“MAK”), an affiliate of Michael A. Kaufman, a member of our Board of Directors (the “Note Purchase Agreement”). Accordingly, all amounts due pursuant to the Note Purchase Agreement have been discharged and the promissory note cancelled.

Results of Three Months Ended June 30, 2023

Revenue. We generated Revenue of INR 1,105.8 million (USD 13.5 million) in the three months ended June 30, 2023, an increase of 23.0% compared with INR 899.0 million (USD 11.0 million) in three months ended June 30, 2022.

The increase in revenue was primarily due to the sustained elevated travel demand in India in the quarter ended June 30, 2023 as compared to the quarter ended June 30, 2022 and an accrual of threshold bonus for Global Distribution System (“GDS”) contracts in the three months ended June 30, 2023.

Service cost. Our Service cost increased to INR 219.0 million (USD 2.7 million) in the three months ended June 30, 2023, compared to Service cost of INR 146.7 million (USD 1.8 million) in the three months ended June 30, 2022, primarily due to higher package sales in the three months ended June 30, 2023 on account of recovery in consumer travel markets.

The following table reconciles our Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure), for further details, see section below titled “Certain Non-IFRS Measures.”

Reconciliation of Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure)

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Three months ended June 30,
Amount in INR thousands (Unaudited)	2022	2023	2022	2023	2022	2023
Revenue as per IFRS - Rendering of services	375,695	489,369	390,702	452,555	47,527	26,718
Customer promotional expenses	419,184	669,663	58,664	74,086	3,909	6,010
Service cost	-	-	(146,715)	(219,020)
Adjusted Margin	794,879	1,159,032	302,651	307,621	51,436	32,728

Air Ticketing. Revenue from our Air Ticketing business was INR 489.4 million (USD 6.0 million) in the three months ended June 30, 2023 as compared to INR 375.7 million (USD 4.6 million) in the three months ended June 30, 2022, reflecting an increase of 30.3%.

Adjusted Margin (1) from our Air Ticketing business increased to INR 1,159.0 million (USD 14.1 million) in the three months ended June 30, 2023, as compared to INR 794.9 million (USD 9.7 million) in the three months ended June 30, 2022. In the three months ended June 30, 2023 , Adjusted Margin (1) for Air Ticketing includes the add-back of INR 669.7 million (USD 8.2 million) of consumer promotion and loyalty program costs, which reduced Revenue as per IFRS 15, against an add-back of INR 419.2 million (USD 5.1 million) in the three months ended June 30, 2022. The recovery in Revenue and Adjusted Margin is primarily due to the sustained elevated travel demand in India in the quarter ended June 30, 2023 as compared to the quarter ended June 30, 2022 and an accrual of threshold bonus for GDS contracts.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 452.6 million (USD 5.5 million) in the three months ended June 30, 2023, as compared to INR 390.7 million (USD 4.8 million) in the three months ended June 30, 2022, reflecting an increase of 15.8%.

Adjusted Margin (1) for this segment increased by 1.6% to INR 307.6 million (USD 3.7 million) in the three months ended June 30, 2023 from INR 302.7 million (USD 3.7 million) in the three months ended June 30, 2022. In the three months ended June 30, 2023, Adjusted Margin (1) for Hotels and Packages includes the add-back of customer promotional expenses, which had been reduced from Revenue as per IFRS 15 of INR 74.1 million (USD 0.9 million) against an add-back of INR 58.7 million (USD 0.7 million) in the three months ended June 30, 2022. The increase in Revenue and Adjusted Margin in the three months ended June 30, 2023 is on account of recovery in domestic travel, along with addition of new distribution partners. The reduction in Adjusted Margin is on account of change in mix in favor of packages.

Other Services. Our Revenue from Other Services was INR 26.7 million (USD 0.3 million) in the three months ended June 30, 2023, a decrease from INR 47.5 million (USD 0.6 million) in the three months ended June 30, 2022.

Adjusted Margin for this segment decreased by 36.4% to INR 32.7 million (USD 0.4 million) in the three months ended June 30, 2023, from INR 51.4 million (USD 0.6 million) in the three months ended June 30, 2022. In the three months ended June 30, 2023, Adjusted Margin includes the add-back of consumer promotion expenses, which had been reduced from Revenue of INR 6.0 million (USD 0.1 million) against an add-back of INR 3.9 million (USD 0.1 million) in the three months ended June 30, 2022 pursuant to IFRS 15. This decrease in Adjusted Margin is primarily due to a decrease in revenue from our freight business.

(1)	See the section titled “Certain Non-IFRS Measures.”

Other Revenue. Our Other Revenue was INR 137.2 million (USD 1.7 million) in the three months ended June 30, 2023, an increase from INR 85.1 million (USD 1.0 million) in the three months ended June 30, 2022 due to an increase in advertising revenue.

Other Income. Our Other Income decreased to INR 16.8 million (USD 0.2 million) in the three months ended June 30, 2023 from INR 19.6 million (USD 0.2 million) in the three months ended June 30, 2022 due to decrease in write back of liabilities no longer required to be paid and gain on termination of leases.

Personnel Expenses. Our personnel expenses increased by 2.2% to INR 275.8 million (USD 3.4 million) in the three months ended June 30, 2023 from INR 269.9 million (USD 3.3 million) in the three months ended June 30, 2022. Excluding employee share-based compensation costs of INR 14.4 million (USD 0.2 million) in the three months ended June 30, 2023, compared to INR 34.5 million (USD 0.4 million) in the three months ended June 30, 2022, personnel expenses increased by 11.0% in the three months ended June 30, 2023 due to increase in headcount.

Marketing and Sales Promotion Expenses. Marketing and Sales Promotion Expenses increased by 324.0% to INR 131.0 million (USD 1.6 million) in the three months ended June 30, 2023 from INR 30.9 million (USD 0.4 million) in the three months ended June 30, 2022. Adding back the expenses for consumer promotions and loyalty program costs, which have been deducted from Revenue per IFRS 15, our marketing spend would have been INR 880.8 million (USD 10.7 million) in the three months ended June 30, 2023 against INR 512.7 million (USD 6.2 million) in the three months ended June 30, 2022, increased by 71.8% on a YoY.

Other Operating Expenses. Other operating expenses increased by 3.6% to INR 395.8 million (USD 4.8 million) in the three months ended June 30, 2023 from INR 382.1 million (USD 4.7 million) in the three months ended June 30, 2022 primarily due to increase in commission, legal and professional charges, payment gateway charges which is partially offset by decrease in provision for doubtful receivables and insurance cost.

Adjusted EBITDA(1). Due to the foregoing factors, Adjusted EBITDA Profit(1) decreased to INR 115.4 million (USD 1.4 million) in the three months ended June 30, 2023 from an Adjusted EBITDA Profit(1) of INR 123.5 million (USD 1.5 million) in the three months ended June 30, 2022.

Depreciation and Amortization. Our depreciation and amortization expenses decreased by 12.5% to INR 48.3 million (USD 0.6 million) in the three months ended June 30, 2023 from INR 55.1 million (USD 0.7 million) in the three months ended June 30, 2022 primarily due to assets fully amortized/depreciated in previous period which is partially offset by increase in depreciation in the three months ended June 30, 2023.

Impairment of loan to joint venture. On September 28, 2012, we entered into a joint venture agreement with respect to a company that operates in adventure travel activities. As at June 30, 2022, the Company has impaired the outstanding loan amount of INR 1.0 million (USD 0.01 million) to the joint venture.

Results from Operations. As a result of the foregoing factors, our Results from Operations were a profit of INR 52.7 million (USD 0.6 million) in the three months ended June 30, 2023. Our profit for the three months ended June 30, 2022 was INR 32.9 million (USD 0.4 million). Excluding the employee share-based compensation costs and impairment of loan to joint venture, Adjusted Results from Operations(1) would have been a profit of INR 67.1 million (USD 0.8 million) for three months ended June 30, 2023 as compared to a loss of INR 68.4 million (USD 0.8 million) for three months ended June 30, 2022.

Finance Income. Our finance income decreased to INR 8.5 million (USD 0.1 million) in the three months ended June 30, 2023 from INR 10.3 million (USD 0.1 million) in the three months ended June 30, 2022. This was primarily due to a decrease in the foreign exchange gain which is partially offset by increase in interest income earned from our bank deposits.

(1)	See the section titled “Certain Non-IFRS Measures.”

Finance Costs. Our finance costs of INR 85.4 million (USD 1.0 million) in the three months ended June 30, 2023 which includes interest on the lease liability of INR 8.6 million (USD 0.1 million) increased by INR 54.7 million (USD 0.7 million) from finance cost of INR 30.7 million (USD 0.4 million) in the three months ended June 30, 2022, which includes interest on the lease liability of INR 9.4 million (USD 0.1 million). The increase was due to increase in interest on borrowings and increase in borrowings facilities which includes invoice discounting/working capital facilities and non-convertible debenture.

Listing and related expenses. Listing and related expenses relate to the expenses incurred in connection with the Indian IPO. During the three month ended June 30, 2023, the Company has reversed INR 14.0 million (USD 0.2 million) compared to an expense of INR 10.6 million (USD 0.1 million) during the three months ended June 30, 2022 is charged to the profit and loss.

Income Tax Expense. Our income tax expense during the three months ended June 30, 2023 was INR 13.7 million (USD 0.2 million) compared to INR 8.9 million (USD 0.1 million) during the three months ended June 30, 2022.

Loss for the Period. As a result of the foregoing factors, our loss in the three months ended June 30, 2023 was INR 24.3 million (USD 0.3 million) as compared to a loss of INR 7.0 million (USD 0.1 million) in the three months ended June 30, 2022. Excluding the employee share based compensation costs, listing and related expenses and impairment of loan to joint venture, the Adjusted loss(1) would have been INR 23.9 million (USD 0.3 million) for the three months ended June 30, 2023 and Adjusted profit(1) INR 39.2 million (USD 0.5 million) for the three months ended June 30, 2022.

Basic Earnings/(Loss) per Share. Basic Loss per Share was INR 0.39 (USD 0.01) in the three months ended June 30, 2023 as compared to Basic Loss per share of INR 0.12 (USD 0.01) in the three months ended June 30, 2022. After excluding the employee share-based compensation costs, listing and related expenses and impairment of loan to joint venture, Adjusted Basic Loss per Share(1) would have been INR 0.39 (USD 0.01) in the three months ended June 30, 2023, as compared to Adjusted Basic Earnings INR 0.61 (USD 0.01) in the three months ended June 30, 2022.

Diluted Earnings/(Loss) per Share. Diluted Loss per Share was INR 0.39 (USD 0.01) in the three months ended June 30, 2023 as compared to Diluted Loss per share of INR 0.12 (USD 0.01) in the three months ended June 30, 2022. After excluding the employee share-based compensation costs, listing and related expenses and impairment of loan to joint venture, Adjusted Diluted Loss per Share(1) would have been INR 0.39 (USD 0.01) in the three months ended June 30, 2023 as compared to Adjusted Diluted Earnings INR 0.61 (USD 0.01) in the three months ended June 30, 2022.

Liquidity. As of June 30, 2023, the balance of cash and cash equivalents and term deposits on our balance sheet was INR 1,111.1 million (USD 13.5 million).

(1)	See the section titled “Certain Non-IFRS Measures.”

Conference Call

The Company will host a conference call to discuss its unaudited results for the three months ended June 30, 2023 beginning at 11:00 AM Eastern Daylight Time (or 8:30 PM India Standard Time) on October 16, 2023. Dial in details for the conference call is as follows: US/International dial-in number: +1 404 975 4839. Confirmation Code: 248075 (Callers should dial in 5-10 minutes prior to the start time and provide the operator with the Confirmation Code). The conference call will also be available via webcast at https://events.q4inc.com/attendee/963402477.

Certain Non-IFRS Measures

As certain parts of our Revenue are recognized on a “net” basis and other parts of our Revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Margin, which is a non-IFRS measure.

We believe that Adjusted Margin provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Adjusted Margin may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Adjusted Margin, we also refer to Adjusted EBITDA Profit, Adjusted Results from Operations, Adjusted Profit/(Loss) for the Period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share which are also non-IFRS measures. For our internal management reporting, budgeting and decision-making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost, impairment of loan to joint venture and listing and related expenses. Our non-IFRS financial measures reflect adjustments based on the following:

●	Employee share-based compensation cost - The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

●	Impairment of loan to joint venture - The impairment cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing the fair value of the assets on the balance sheet date. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

●	Listing and related expenses - These primarily reflect the non-recurring expenses incurred on the IPO process of Yatra India.

(1)	See the section titled “Certain Non-IFRS Measures.”

We evaluate the performance of our business after excluding the impact of the above measures and believe it is useful to understand the effects of these items on our results from operations, Loss for the period and Basic and Diluted Loss Per Share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA Profit/(Loss), Adjusted Results from Operations, Adjusted Profit/(Loss) for the period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share as against using measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, listing and related expenses, impairment of loan to joint venture and depreciation and amortization in case of Adjusted EBITDA profit. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted EBITDA profit, Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share.

The following table reconciles our Losses for the periods (an IFRS measure) to Adjusted EBITDA (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA (unaudited)	Three months ended
Amount in INR thousands	June 30, 2022	June 30, 2023
Profit/(Loss) for the period as per IFRS	(6,965)	(23,944)
Employee share-based compensation costs	34,490	14,414
Depreciation and amortization	55,144	48,271
Impairment of loan to joint venture	1,000	-
Finance income	(10,321)	(8,469)
Finance costs	30,704	85,438
Listing and related expenses	10,640	(13,983)
Tax expense	8,853	13,678
Adjusted EBITDA	1,23,545	1,15,405

Reconciliation of Adjusted Results from Operations (unaudited)	Three months ended
Amount in INR thousands	June 30, 2022	June 30, 2023
Results from operations (as per IFRS)	32,911	52,721
Employee share-based compensation costs	34,490	14,414
Impairment of loan to joint venture	1,000	-
Adjusted Results from Operations	68,401	67,135

Reconciliation of Adjusted Profit/(Loss) (unaudited)	Three months ended
Amount in INR thousands	June 30, 2022	June 30, 2023
Loss for the period (as per IFRS)	(6,965)	(23,944)
Employee share-based compensation costs	34,490	14,414
Impairment of loan to joint venture	1,000	-
Listing and related expenses	10,640	(13,983)
Adjusted Profit/(Loss) for the period	39,165	(23,513)

	Three months ended
Reconciliation of Adjusted Basic Earnings/(Loss) (Per Share) (unaudited)	June 30, 2022	June 30, 2023
Basic Earnings/(Loss) per share (as per IFRS)	(0.12)	(0.39)
Employee share-based compensation costs	0.54	0.22
Impairment of loan to joint venture	0.02	-
Listing and related expenses	0.17	(0.22)
Adjusted Basic Earnings/(Loss) Per Share	0.61	(0.39)

	Three months ended
Reconciliation of Adjusted Diluted Earnings/(Loss) (Per Share) (unaudited)	June 30, 2022	June 30, 2023
Diluted Earnings/(Loss) per share (as per IFRS)	(0.12)	(0.39)
Employee share-based compensation costs	0.54	0.22
Impairment of loan to Joint venture	0.02	-
Listing and related expenses	0.17	(0.22)
Adjusted Diluted Earnings/(Loss) Per Share	0.61	(0.39)

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Three months ended June 30,
Amount in INR thousands (Unaudited)	2022	2023	2022	2023	2022	2023
Revenue as per IFRS - Rendering of services	375,695	489,369	390,702	452,555	47,527	26,718
Customer promotional expenses	419,184	669,663	58,664	74,086	3,909	6,010
Service cost	-	-	(146,715)	(219,020)
Adjusted Margin	794,879	1,159,032	302,651	307,621	51,436	32,728

Safe Harbor Statement

This earnings release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” similar expressions and the negative forms of such expressions. Such statements include, among other things, statements regarding the long-term growth trajectory for the Indian travel market, statements concerning management’s beliefs as well as our strategic and operational plans; the anticipated benefits of the IPO; the degree to which and how we will utilize debt facilities or the proceeds from the Indian IPO and the results we anticipate from how such funds are utilized; and our future financial performance, including statements about our Revenue, cost of Revenue, operating expenses and our ability to achieve and maintain profitability, strengthen our balance sheet or take advantage of the rapidly recovering leisure and business travel market in India. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the impact of the COVID-19 pandemic; the impact of increasing competition in the Indian travel industry and our expectations regarding the development of our industry and the competitive environment in which we operate; the slowdown in Indian economic growth and other declines or disruptions in the Indian economy in general and travel industry in particular, including disruptions caused by safety concerns, terrorist attacks, regional conflicts (including the ongoing conflict between Ukraine and Russia), pandemics and natural calamities, our ability to successfully negotiate our contracts with airline suppliers and global distribution system service providers and mitigate any negative impacts on our Revenue that result from reduced commissions, incentive payments and fees we receive; the risk that airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other fees they pay to us for the sale of air tickets; our ability to pursue strategic partnerships and the risks associated with our business partners; the potential impact of recent developments in the Indian travel industry on our profitability and financial condition; political and economic stability in and around India and other key travel destinations; our ability to maintain and increase our brand awareness; our ability to realize the anticipated benefits of any past or future acquisitions; our ability to successfully implement our growth strategy; our ability to attract, train and retain executives and other qualified employees, including suitable replacements for any members of our senior management team or other employees who may seek other employment opportunities as a result of the certain cost reduction initiatives that we have taken in response to the COVID-19 pandemic; and our ability to successfully implement any new business initiatives. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc.

Yatra Online, Inc. is the ultimate parent company of Yatra Online Limited, a public listed company on the NSE and BSE (Formerly known as Yatra Online Private Limited, hereinafter referred to as “Yatra India”), whose corporate office is based in Gurugram, India. Yatra India is India’s largest corporate travel services provider in terms of number of corporate clients with approximately 813 large corporate customers and approximately 50,000 registered SME customers and the third largest online travel company (OTC) in India among key OTA players in terms of gross booking revenue and operating revenue for Fiscal 2023 (Source: CRISIL Report). Leisure and business travelers use Yatra India’s mobile applications, its website, www.yatra.com, and its other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. With approximately 105,600 hotels in approximately 1,490 cities and towns in India as well as more than 2 million hotels around the world, Yatra India has the largest hotel inventory amongst key Indian online travel agency (OTA) players (Source: CRISIL Report).

For more information, please contact:

Manish Hemrajani

Yatra Online, Inc.

VP, Head of Corporate Development and Investor Relations

ir@yatra.com

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THREE MONTHS ENDED JUNE 30, 2023

(Amount in thousands, except per share data and number of shares)

	Three months ended June 30,
	2022	2023
	INR	INR	USD
	Unaudited	Unaudited	Unaudited
Revenue
Rendering of services	813,924	968,642	11,804
Other revenue	85,122	137,175	1,672
Total revenue	899,046	1,105,817	13,476
Other income	19,644	16,813	205

Service cost	146,715	219,020	2,669
Personnel expenses	269,898	275,799	3,361
Marketing and sales promotion expenses	30,899	131,017	1,597
Other operating expenses	382,123	395,802	4,823
Depreciation and amortization	55,144	48,271	588
Impairment of loan to Joint venture	1,000	-	-
Results from operations	32,911	52,721	643

Share of loss of joint venture	-	-	-
Finance income	10,321	8,469	103
Finance costs	(30,704)	(85,438)	(1,041)
Listing and related expenses	(10,640)	13,983	170
Profit/(Loss) before taxes	1,888	(10,265)	(125)
Tax expense	(8,853)	(13,679)	(167)
Loss for the period	(6,965)	(23,944)	(292)

Other comprehensive income/ (loss)
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement gain on defined benefit plan	862	70	1
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences loss	(10,203)	15,212	185
Other comprehensive profit/(loss) for the period, net of tax	(9,341)	15,282	186
Total comprehensive loss for the period, net of tax	(16,306)	(8,662)	(106)

Profit/(loss) attributable to :
Owners of the Parent Company	(7,725)	(24,796)	(302)
Non-Controlling interest	760	852	10
Loss for the period	(6,965)	(23,944)	(292)

Total comprehensive profit/(loss) attributable to :
Owners of the Parent Company	(17,075)	(9,516)	(116)
Non-Controlling interest	769	854	10
Total comprehensive loss for the period	(16,306)	(8,662)	(106)

Loss per share
Basic	(0.12)	(0.39)	(0.01)
Diluted	(0.12)	(0.39)	(0.01)

Weighted average no. of shares
Basic	62,639,673	63,737,220	63,737,220
Diluted	62,639,673	63,737,318	63,737,318

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT JUNE 30, 2023

(Amounts in thousands, except per share data and number of shares)

	March 31, 2023	June 30, 2023	June 30, 2023
	INR	INR	USD
	Audited	Unaudited
Assets
Non-current assets
Property, plant and equipment	45,843	51,575	629
Right-of-use assets	200,760	188,493	2,297
Intangible assets and goodwill	778,963	794,732	9,685
Prepayments and other assets	1,177	1,015	12
Other financial assets	49,864	53,095	647
Term deposits	6,158	8,900	109
Other non financial assets	195,491	197,638	2,408
Deferred tax asset	11,086	11,034	135
Total non-current assets	1,289,342	1,306,482	15,919

Current assets
Inventories	76	52	1
Trade and other receivables	3,061,210	3,343,845	40,749
Prepayments and other assets	951,924	723,418	8,816
Income tax recoverable	308,716	346,318	4,220
Other financial assets	68,997	74,965	913
Term deposits	581,217	649,343	7,913
Cash and cash equivalents	503,601	452,889	5,519
Total current assets	5,475,741	5,590,830	68,131

Total assets	6,765,083	6,897,312	84,052

Equity and liabilities
Equity
Share capital	850	851	10
Share premium	20,388,799	20,406,607	248,679
Treasury shares	(11,219)	(11,219)	(137)
Other capital reserve	281,394	276,732	3,372
Accumulated deficit	(19,921,095)	(19,944,556)	(243,048)
Foreign currency translation reserve	(31,034)	(15,822)	(193)
Total equity attributable to equity holders of the Company	707,695	712,593	8,684
Total Non-controlling interest	11,624	12,474	152
Total equity	719,319	725,071	8,836

Non-current liabilities
Borrowings	19,274	176,298	2,149
Deferred tax liability	7,150	6,449	79
Employee benefits	40,747	39,752	484
Lease liability	203,393	190,537	2,322
Total non-current liabilities	270,564	413,036	5,033

Current liabilities
Borrowings	2,333,378	2,219,712	27,050
Trade and other payables	2,176,353	2,200,043	26,810
Employee benefits	56,020	49,028	598
Deferred revenue	45,721	17,899	218
Income taxes payable	31,850	45,707	557
Lease liability	47,835	48,559	592
Other financial liabilities	417,014	424,845	5,177
Other current liabilities	667,029	753,412	9,182
Total current liabilities	5,775,200	5,759,205	70,183
Total liabilities	6,045,764	6,172,241	75,216
Total equity and liabilities	6,765,083	6,897,312	84,052

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THREE MONTHS ENDED JUNE 30, 2023

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Other capital reserve	Foreign currency translation reserve	Total	Non controlling interest	Total Equity
Balance as at April 1, 2023	850	20,388,799	(11,219)	(19,921,095)	281,394	(31,034)	707,695	11,624	719,319

Loss for the period				(24,796)			(24,796)	852	(23,944)

Other comprehensive loss
Foreign currency translation differences				-		15,212	15,212	-	15,212
Re-measurement gain on defined benefit plan				68		-	68	2	70
Total other comprehensive loss	-	-	-	68	-	15,212	15,280	2	15,282

Total comprehensive loss	-	-	-	(24,728)	-	15,212	(9,516)	854	(8,662)

Share based payments	-	-	-	1,267	13,147	-	14,414	-	14,414
Exercise of options	1	17,808	-	-	(17,809)	-	-	-	-

Total contribution by owners	1	17,808	-	1,267	(4,662)	-	14,414	-	14,414

Balance as at June 30, 2023	851	20,406,607	(11,219)	(19,944,556)	276,732	(15,822)	712,593	12,478	725,071

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR THREE MONTHS ENDED JUNE 30, 2023

(Amount in thousands, except per share data and number of shares)

	Three months ended June 30,
	2022	2023	2023
	INR	INR	USD

Profit/(Loss) before tax	1,888	(10,265)	(126)
Adjustments for non-cash and non-operating items	80,707	73,448	895
Change in working capital	(280,250)	36,306	442
Direct taxes paid (net of refunds)	(32,874)	(38,073)	(464)
Net cash flows from/(used in) operating activities	(230,529)	61,416	748
Net cash flows (used in) investing activities	(12,804)	(109,035)	(1,329)
Net cash flows (used in) financing activities	(130,961)	(31,091)	(422)
Net decrease in cash and cash equivalents	(374,294)	(82,282)	(1,004)
Cash and cash equivalents at the beginning of the period	800,282	503,601	6,113
Effect of exchange differences on cash and cash equivalents	(2,812)	31,569	409
Cash and cash equivalents at the end of the period	423,176	452,889	5,519

Yatra Online, Inc.

OPERATING DATA

The following table sets forth certain selected unaudited condensed consolidated financial and other data for the periods indicated:

	For the three months ended June 30,
(In thousands except percentages)	2022	2023
Quantitative details *
Air Passengers Booked	1,290	1,825
Stand-alone Hotel Room Nights Booked	585	491
Packages Passengers Travelled	5	6
Gross Bookings
Air Ticketing	14,837,538	16,923,959
Hotels and Packages	2,204,311	2,404,142
Other Services	825,367	506,275
Total	17,867,216	19,834,376
Adjusted Margin
Adjusted Margin - Air Ticketing	794,879	1,159,032
Adjusted Margin - Hotels and Packages	302,651	307,621
Adjusted Margin - Other Services	51,436	32,728
Others (Including Other Income)	104,766	153,988

Adjusted Margin %**
Air Ticketing	5.4%	6.8%
Hotels and Packages	13.7%	12.8%
Other Services	6.2%	6.5%

* Quantitative details are considered on Gross basis.

** Adjusted Margin % is defined as Adjusted Margin as a percentage of Gross Bookings.